UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Orthodontic Centers of America, Inc.
(Exact Name of Registrant as Specified In Its Charter)

Delaware	72-1278948

(State of incorporation or organization)	(IRS Employer Identification No.)

3850 N. Causeway Boulevard, Suite 800
Metairie, Louisiana	70002

(Address of Principal Executive Offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

     Securities Act registration statement file number to which this form relates: ______________ (if applicable).

     Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name of Each Exchange On Which
To Be So Registered	Each Class Is To Be Registered

Rights to purchase Series A Junior
Participating Preferred Stock	New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

     On March 3, 2004, the Board of Directors of Orthodontic Centers of America, Inc. (“OCA”), authorized the issuance of one preferred share purchase right (a “Right”) with respect to each outstanding share of common stock, $.01 par value per share (the “Common Shares”), of OCA. The rights were issued on March 3, 2004 to the holders of record of Common Shares on that date. Each Right entitles the registered holder to purchase from OCA one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the “Preferred Shares”), of OCA at a price of $40.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) dated as of March 3, 2004, between OCA and EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agent”).

     DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to all Common Share certificates representing outstanding shares and no separate Rights Certificate will be distributed. The Rights will separate from the Common Shares and a “Distribution Date” will occur upon close of Business (as defined in the Rights Agreement) on the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person, subject to the right of the Board of Directors to defer the occurrence of a Distribution Date upon the occurrence of an event described in this clause (ii).

     In general, a person becomes an Acquiring Person if such person or a group of which such person is a member becomes the beneficial owner of 20% or more of OCA’s outstanding common stock.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced with respect to any of the Common Shares outstanding on March 3, 2004, by the certificates representing such Common Shares with a copy of this Summary of Rights attached thereto, (ii) the Rights will be transferred with and only with the Common Shares, (iii) new Common Share certificates issued after March 3, 2004, upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Shares outstanding as of March 3, 2004, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 2, 2014 (the “Final Expiration Date”), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by OCA as described below.

     If a person or group were to become an Acquiring Person, then each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Common Shares (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share or other assets or securities of OCA) equal to two times the Purchase Price of the Right divided by the market value of the Common Shares at the time of such acquisition.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person, if OCA were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company equal to two times the Purchase Price of the Right divided by the market value of the Common Shares at the time of such acquisition.

     PREFERRED SHARES. The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Share. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of OCA’s preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on each Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of OCA, and Preferred Shares shall generally vote together as one class with the Common Stock and any other capital stock entitled to vote thereon on all matters submitted to a vote of stockholders of OCA.

     The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.

     ANTIDILUTION AND OTHER ADJUSTMENTS. The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     EXCHANGE OPTION. At any time after a person or group of affiliated or associated persons has become an Acquiring Person and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares, the Board of Directors may, at its option, issue Common Shares (or Preferred Shares) in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one Common Share (or one one-thousandth of a Preferred Share) for each two Common Shares for which each Right then outstanding is then exercisable, subject to adjustment.

     REDEMPTION OF RIGHTS. At any time prior to the time that a person or group has become an Acquiring Person, the Board of Directors of OCA may redeem all but not less than all the then outstanding Rights at a price of $0.00001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     NO RIGHTS AS STOCKHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of OCA, including, without limitation, the right to vote or to receive dividends.

     AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board of Directors of OCA without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become an Acquiring Person, no such amendment may materially and adversely affect the interests of the holders of the Rights other than the Acquiring Person and transferees of the Acquiring Person.

     THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS HEREBY INCORPORATED HEREIN BY REFERENCE.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated March 3, 2004. A copy of the Rights Agreement is available free of charge from OCA.

     Item 2. Exhibits.

Exhibit No.	Description

4.1	Rights Agreement, dated as of March 3, 2004, between Orthodontic Centers America, Inc. and EquiServe Trust Company, N.A. which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock of Orthodontic Centers of America, Inc. as Exhibit A, form of Rights Certificate as Exhibit B and Summary of Rights to Purchase Preferred Shares as Exhibit C.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ORTHODONTIC CENTERS OF AMERICA, INC.
(Registrant)

By:	/s/ Bartholomew F. Palmisano, Sr. Bartholomew F. Palmisano, Sr. Chairman of the Board, President and Chief Executive Officer

Date: March 3, 2004

ORTHODONTIC CENTERS OF AMERICA, INC.

Registration Statement on Form 8-A
Exhibit Index

Exhibit No.	Description

4.1	Rights Agreement, dated as of March 3, 2004, between Orthodontic Centers America, Inc. and EquiServe Trust Company, N.A. which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock of Orthodontic Centers of America, Inc. as Exhibit A, form of Rights Certificate as Exhibit B and Summary of Rights to Purchase Preferred Shares as Exhibit C.

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